Jan 28, 2022 2021 Earnings Release Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of fiscal year 2021. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

2022 Business Plan Appendix Contents 2022 Business Outlook 2021 Earnings Release

Parent Business Performance Consolidated Business Performance Financial Structure 2021 Business Performance Subsidiary Performance

2019 2020 2021 38,006 35,897 +2,329 +1,364 34,437 35,935 38,264 35,801 35,990 34,270 55.3 55.4 35,456 59.1 YoY +1,186 +3.7%p 2019 2020 2021 ○ Crude Steel and product production volume increased year-on-year to meet the demand accordingly ○ As market rebounded, sales expanded largely from domestic and high-end products Sales volume (k tons, YoY) : CR/Coated Steel +1,278, etc. +5.8%p 89.7% 88.3% 94.1% WTP 28.2 26.7 32.5 +5.8%p Production volume (k tons, YoY) : CR/Coated Steel +1,386, etc. (k tons) 1Q21 2Q21 3Q21 4Q21 QoQ Carbon Steel 8,433 8,544 8,591 8,237 △354 STS 487 473 521 515 △6 1Q21 8,812 2,728 2Q21 8,999 2,768 3Q21 9,022 2,797 4Q21 8,623 2,733 5 Business Performance_Sales/Production(Parent) Production Sales Sales Volume Domestic Sales Ratio (thousand tons, %) WTP Sales Ratio Crude Steel Product (thousand tons) Utilization Rate* YoY * Utilization rate : Crude Steel Production / Crude Steel Capacity [WTP Sales Volume(thousand tons)] [Carbon Steel/STS Production Volume by quarter]

2021 YoY +13,410 OP Margin +5,515 +12.4%p 2019 30,374 2,586 8.5% 4Q 2021 QoQ +213 OP Margin △623 △5.8%p ○ Reached record profit as product price edged up despite the raw material cost increase 【Operating Profit (billion KRW)】 Sales price hike 6,650 1,135 2020 +11,520 △6,596 Cost including raw materials up 2021 ○ Profit downturned QoQ as sales volume dropped and coal price went up, while product price increased 1,673 2,296 3Q21 4Q21 +537 △1,062 2020 26,510 4.3% 1,135 2021 39,920 16.7% 6,650 1Q21 7,800 3Q21 11,315 4Q21 11,528 2Q21 9,277 1,608 17.3% Sales price(Carbon steel, thousand KRW/ton) : 3Q21) 1,097 → 4Q21) 1,144 (+47) 4Q21 Raw material applied cost (3Q21 price=100) : iron ore 88, Coking Coal165 1,072 13.8% 2,296 20.3% 1,673 6 14.5% Sales·Production Volume up +591 △98 Business Performance_Parent (billion KRW) Revenue Operating Profit (billion KRW) Revenue Operating Profit 【Operating Profit (billion KRW)】 Sales·Production Volume drop Sales price up Cost including raw materials up Sales price(Carbon steel, thousand KRW/ton) : ’20) 663 → ’21) 975 (+312) 2021 Raw material applied cost (2020 price=100) : iron ore 155, Coking Coal140

+18,539 +6,835 +7.9%p 64,367 3,869 6.0% 57,793 2,403 4.2% 76,332 9,238 12.1% 2019 2020 2021 +697 △749 △4.0%p ○ Operating profit levelled down despite revenue increase QoQ as steel margin tightened due to raw material price increase (billion KRW) 1Q21 2Q21 3Q21 4Q21 QoQ Steel 1,333 2,048 2,916 2,068 △848 Overseas (U$ m) 212 353 452 271 △181 Global & Infra. 347 286 355 315 △40 New Growth 33 34 29 17 △12 ○ Reached highest OP level as steel sector improved supported by the market uptrend and global infra. sector showed steady results (billion KRW) 2019 2020 2021 YoY Steel 2,687 1,205 8,365 +7,160 Overseas (U$ m) △24 32 1,288 +1,256 Global & Infra. 1,180 1,188 1,303 +115 New Growth 83 54 113 +59 20,637 21,334 16,069 1,552 9.7% 18,292 2,201 3,117 15.1% 2,368 11.1% 7 12.0% Business Performance_Consolidated 2021 4Q 2021 【Aggregated Operating Profit】 【Aggregated Operating Profit】 OP Margin (billion KRW) Revenue Operating Profit OP Margin (billion KRW) Revenue Operating Profit YoY QoQ 1Q21 3Q21 4Q21 2Q21

(billion KRW) 2019 2020 2021 YoY Liabilities ratio 65.4% 65.9% 66.9% +1.0%p EBITDA 7,330 6,025 12,794 +6,769 ○ Financial soundness improved, despite debt increase, as both cash-in-hand and EBITDA enhanced as profit from all sectors rose (billion KRW) 2019 2020 2021 YoY Liabilities ratio 22.1% 25.9% 31.0% +5.1%p EBITDA 4,824 3,516 9,047 +5,531 ○ D/E level improved despite debt increase, an action to preemptively secure capital in preparation for interest rate increase, as operating profit soared Exchangeable bond issuance of EUR 1.1 billion and KRW 500 billion KRW (Sep 21) +1,791 +218 +1,243 YoY YoY △1.3 △1.7 Debt/EBITDA +447 2020 2.2 11,430 7,755 2021 0.9 11,648 8,202 2019 1.3 8,822 6,338 2020 3.5 20,498 16,365 2019 3.0 20,442 12,463 Debt/EBITDA* 2021 1.8 21,741 18,156 8 Financial Structure Parent Consolidated Total Debt (billion KRW) Cash Balance (billion KRW) Cash Balance (billion KRW) Total Debt (billion KRW) * Based on Moody’s standard (Consider unrecorded liabilities in debt and net finance cost in EBITDA) 【Liabilities ratio, EBITDA】 【Liabilities ratio, EBITDA】

Subsidiary Performance_Domestic

※ Domestic performance result based on consolidated

POSCO International

- **Both revenue and profit improved as steel market upturned and peformance of subsidiaries, as motor core for eco-friendly vehicles, improved**


YoY
Revenue
Operating Profit
(billion KRW)
24,423
605
21,472
474
33,949
585
+12,477
+111
2019
2020
2021

POSCO E&C

- **Profit rose as major domestic projects and overseas subsidiaries outperformed**
  - Parent : OP by sector YoY (Infra. +15, construction +15, Plant △43)
  - Consolidated : Communal home development in Clark, Phil. +11, subsidiaries profit +74


YoY
Revenue
Operating Profit
(billion KRW)
7,650
248
7,794
380
8,199
441
+405
+61
2019
2020
2021

POSCO Energy

- **Profit maintained its yearly level through expansion of terminal-related business, while power generation margin dropped as LNG price soared**
  - LNG price increase YoY : +57%


YoY
Revenue
Operating Profit
(billion KRW)
1,845
147
1,517
241
1,976
203
+459
△38
2019
2020
2021

POSCO Chemical

- **Both revenue and profit reached their peak as chemical product margin improved and cathode materials started to increase production**
  - Revenue increase YoY : Cathode/anode materials +60%, Chemicals +35%
  - OP increase YoY : Cathode/anode materials +961%, Chemicals +402%


YoY
Revenue
Operating Profit
(billion KRW)
1,484
90
1,566
60
1,990
122
+424
+62
2019
2020
2021

Green Tomorrow, With POSCO
2021 Earnings Release | Jan 28, 2022 9

10 POSCO Maharashtra PT.Krakatau POSCO Reached highest profit ever as price went up along with market upturn and swift response toward demand to secure profitability - Product price increase YoY : +76% PY VINA Profit upturned through product price increase, defending domestic market share and joint-R&D with JV partner - Product price increase YoY : +47% - H-beam domestic sales volume (k tons) : 2020) 266 → 2021) 272 (+6) Profit jumped due to widened WTP sales and low-priced scrap usage, despite power rationing and production control of the Chinese government - Product price increase YoY : +36% - WTP sales ratio : 2020) 45.6% → 2021) 49.2% (+3.6%p) 2019 1,636 5 2020 1,433 △58 2021 503 2,355 2019 2 2,735 2020 12 14 2,575 2021 128 3,275 1,191 3 2019 2020 748 20 2021 1,467 180 +922 +561 YoY 2019 △41 460 2020 274 △10 2021 414 35 +719 +160 +700 +114 YoY +140 +45 YoY Profit reached its highest level as price soared supported by the market and high-end sales expanded, as auto sheets - Product price increase YoY : +53% - WTP sales volume (k tons) : 2020) 122 → ’21) 166 (+44) Subsidiary Performance_Overseas Zhangjiagang STS (PZSS) Revenue Operating Profit (USD million) Revenue Operating Profit (USD million) Revenue Operating Profit (USD million) Revenue Operating Profit (USD million) YoY

Steel Market Outlook Major Business Plan 2022 Business Plan Steel New Growth

Steel Market Outlook

Market price to hold firm as demand recovers while low carbon trend restrains further supply expansion

Steel Supply/Demand

De-mand

■ **Expect global growth of 2% supported by economy stimulus trend**

- EM countries restocking demand to rebound and vaccination spreads supports economy recovery
- China to hold ground YoY as sluggish demand since 2H21 continues
- Domestic demand to see an upturn by 1H22, while start to see slower growth from 2H22

(million tons)

	'20	'21	'22	YoY
Global	1,775	1,857	**1,898**	**+2.2%**
China	995	985	**985**	**-**
Ex-China	780	872	**913**	**+4.7%**
S.Korea	49	56	**57**	**+1.8%**

* Source : worldsteel, SRO (Oct 21), Korea Steel Association (Jan 22)

Supply

■ **Tight supply expected due to low-carbon trend**

- Crude steel capacity under pressure since 2021, as new facility investments slowed down
  - · Global steel capacity(bil tons) : (20)2.45→(21)2.49→(22/E)2.50
- Expect global overcapacity to ease as crude steel production in China decreased YoY
  - · Crude steel production (bil tons) :(21)1.04→(22/E)1.02(YoY△2.2%)
- Domestic demand to increase slightly(+2.8% YoY), to produce 7.5 million tons in 2022

Steel/Raw material Price

Steel price

■ **Price to be adjusted after its surge in 2021 due to slower demand growth, though the adjustment is to be limited as China keeps its supply control**

- Price to level down slightly as oversupply eases despite lingering Pandemic and policy tightening

China HR Price Outlook (USD/ton)

* POSRI (Jan 22)



565
837
755
757
761
772
'20
'21
'22.1Q
2Q
3Q
4Q

Raw material price

■ **Iron ore to rebound post-slight downturn, Coking coal to remain high in 1H and low in 2H**

[Iron Ore] Price likely to stay weak by 3Q22 as Chinese demand slows down and global supply extends

[Coking coal] 1Q22 pricing to stay strong due to cyclone in Aus., and to stabilize downwards after 2Q as supply rises

Major Raw Material Price Outlook (USD/ton)

* POSCO Outlook (Jan 22)



Iron Ore (fine ore)
159
140
135
125
130
'21
'22.1Q
2Q
3Q
4Q
Coking Coal (HCC)
226
380
268
180
190
'21
'22.1Q
2Q
3Q
4Q

Green Tomorrow, With POSCO
2021 Earnings Release | Jan 28, 2022 12

Major Business Plan_Steel

Domestic

Generate stable profit as sales toward domestic and eco-friendly market expands

- Domestic sales ratio rise by taking shares of imports
  - Domestic sales portion : (2020) 55 → (2021) 59 → **(2022) 61%**
- Strengthen brand-marketing by discovering new demand of eco-friendly products
  - Major products : Hyper NO for EV, PosMAC for solar panel, etc.

Develop low-carbon production technology and fortify control over carbon emission

- Strengthen review on reaching CO_2 emission target through special carbon neutral council
- Continue to reduce carbon emission by lowering HMR (△0.8%p YoY)
- Decide on the specifics of EAF facilities to be located in Gwangyang worksite and acquire business recognition

Reduce cost up to 1 tril KRW for better profitability

- Lower conversion cost by upgrading process, as improving energy efficiency
- Optimize purchase strategy by improving raw material price projection

Overseas

Conduct feasibility study on projects to secure growth market demand

- Indonesia : Review ways to expand up/downstream in PT.KP
- India : Review integrated mill investment, in consideration of competitiveness in eco-friendly infrastructure
  - Signed MoU to cooperate in diverse areas (Jan) , Conduct business feasibility studies and review JV structure
- US : Review to build eco-friendly integrated EAF
  - Lower risk through partnerships with companies with low-carbon raw material resources assets

※ China : Start construction of coated line for automobiles, a JV with HBIS (Jan 22)
- Capacity : 900 thousand tons/yr, complete construction by 2023

Secure stable sourcing for eco-friendly resources for iron

- Diversify sourcing for scrap in preparation for low HMR operations
  - Pursue to secure volume through overseas long-term contracts, etc.
- Review overseas investment for Hot-Briquetted Iron
  - Conduct feasibility study for joint production with Aus., etc.

Green Tomorrow, With POSCO
2021 Earnings Release | Jan 28, 2022 13

Major Business Plan_New Growth

Secondary battery materials

Cathode/Anode materials : Expand production capacity based on customer partnership



Cathode
10.5
(10 k tons)
4.5
2021
2022

- Gwangyang 60k tons (3Q20~2Q22)
- JV in U.S. with GM 30k tons (2Q22~3Q24)



Anode
6.9
8.2
(10 k tons)
2021
2022

- Natural graphite in Sejong city 13k tons (2Q21~3Q22)

▪ **Push for securing new customers overseas and strategically cooperating with domestic 3 battery-makers**

Lithium ·Nickel : Build commercial production system, expand recycling business

Lithium	▪ Ore 43k tons (2Q21~4Q23), brine 25k tons(1Q22~2Q24)
Nickel	▪ Convert SNNC to produce for battery 20k tons (2Q22~3Q23) ▪ Domestic refinery plant with off-take volume from overseas 18k tons (2Q23~2Q24)
Recycling	▪ Production plant of 2k tons for Lithium ·Nickel respectively (~4Q22)

▪ **Pursue joint development with domestic battery-makers in materials and venturing into overseas**

Hydrogen

Set overseas production platform for clean hydrogen and secure related upcoming technology

▪ **Review investment and conduct F/S for large-scale green/blue hydrogen production projects**

Green Hydro-gen	- Conduct F/S for green hydrogen project in Duqm, Oman (~Jun 22) - Sign MOU (Jan) and conduct F/S (~Jun 22) green hydrogen project in Sarawak , Malaysia - Proceed green project in Saudi, jointly with Saudi PIF and Samsung C&T
Blue Hydro-gen	- Plan to sign to co-develop with major oil producers in Saudi (~Nov 22) - Conduct joint F/S to produce blue hydrogen with major US oil producers (~Dec 22)

▪ **Develop clean hydrogen supply projects in line with carbon neutral strategy**

- In cooperation with RoyHill, pursue hydrogen production project for green HBI production of 150k tons/yr
- Review Hydrogen project for local DRI production, in line with integrated mill cooperation in India

▪ **Secure & Invest in upcoming technology R&D of key technologies**

- Develop key technology to decompose ammonia and apply to production (2022) → Design Pilot plant (2023)
- Develop hydrogen combine tech. with Doosan Heavy and ways to apply to steelmaking
- Sign to cooperate in electrolysis with leading companies and pursue stake investments

『 Run Future R&D center : Extend recruiting expertise from outside for new growth areas, such as secondary battery materials, hydrogen·low carbon energy, and AI, etc. 』

Green Tomorrow, With POSCO
2021 Earnings Release | Jan 28, 2022 14

15 4.9 8.9 21.4 7.1 39.8 77.2 2022 Business Outlook Parent Consolidated CAPEX (trillion KRW) Revenue (trillion KRW) Debt (trillion KRW) Crude Steel Production 36.5 million tons Product Sales 34.7 million tons

Earnings Trend Appendix Aggregated Business Performance by Sector Summarized Financial Statements Summarized F/S_Parent (IS, BS) Summarized F/S_Consolidated (IS, BS)

2019 2020 2021 YoY Crude Steel Production (thousand tons) 38,006 35,935 38,264 +2,329 Product Sales (thousand tons) 35,990 34,270 35,456 +1,186 STS 1,968 1,819 1,983 +164 Carbon Steel Sales Price (thousand KRW) 722 663 975 +312 Revenue 30,373 26,510 39,920 +13,410 Cost of Goods Sold 26,701 24,323 32,136 +7,813 Gross Profit 3,673 2,187 7,784 +5,597 SG&A 1,086 1,051 1,134 +83 Operating Profit 2,586 1,135 6,650 +5,515 (Operating Margin) (8.5%) (4.3%) (16.7%) (+12.4%p) Non-Operating Profit △755 △116 333 +449 Net Profit 1,176 966 5,181 +4,215 (Net Margin) (3.9%) (3.6%) (13.0%) (+9.4%p) 17 Summarized F/S_Parent Income Statement (billion KRW)

2019 2020 2021 YoY Current Assets 18,216 19,580 25,919 +6,339 Cash Balance* 8,822 11,430 11,648 +218 Accounts Receivable 3,987 3,694 6,018 +2,324 Inventories 4,989 4,094 7,623 +3,529 Current Ratio 546.8% 384.7% 329.4% △55.3%p Non-Current Assets 37,495 37,215 38,324 +1,109 Other Long-term financial assets 1,258 1,073 1,327 +254 PP&E 20,132 20,217 19,772 △445 Total Assets 55,711 56,795 64,243 +7,448 Liabilities 10,097 11,680 15,207 +3,527 Current Liabilities 3,332 5,089 7,868 +2,779 Non-Current Liabilities 6,765 6,591 7,339 +748 Interest-bearing Debt 6,338 7,755 8,202 +447 Liabilities Ratio 22.1% 25.9% 31.0% +5.1%p Equity 45,614 45,115 49,036 +3,921 18 Summarized F/S_Parent Balance Sheet (billion KRW) * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

2019 2020 2021 YoY Revenue 64,367 57,793 76,332 +18,539 Gross Profit 6,250 4,720 11,881 +7,161 (Gross Margin) (9.7%) (8.2%) (15.6%) +7.4%p SG&A 2,382 2,317 2,643 +326 Operating Profit 3,869 2,403 9,238 +6,835 (Operating Margin) (6.0%) (4.2%) (12.1%) +7.9%p Non-Operating Profit △719 △296 △437 △141 Share of Profit(Loss) of Equity-accounted Investees 274 133 650 +517 Finance Income and Costs △370 △215 △35 +180 Foreign Currency Transaction & Translation Gain(Loss) △35 229 △162 △391 Net Profit 1,983 1,788 7,196 +5,408 (Net Margin) (3.1%) (3.1%) (9.4%) +6.4%p Profit Attributable to Owners of the Controlling Company 1,835 1,602 6,617 +5,015 19 Summarized F/S_Consolidated Income Statement (billion KRW)

2019 2020 2021 YoY Current Assets 34,842 35,831 46,622 +10,791 Cash Balance* 12,463 16,365 18,156 +1,791 Accounts Receivable 9,078 8,121 10,046 +1,925 Inventories 10,920 9,052 15,231 +6,179 Current Ratio 213.4% 212.6% 221.3% +8.7%p Non-Current Assets 44,216 43,256 44,850 +1,594 Other Long-term financial assets 1,669 1,562 2,120 +558 PP&E 29,926 29,400 29,597 +197 Total Assets 79,059 79,087 91,472 +12,385 Liabilities 31,264 31,412 36,667 +5,255 Current Liabilities 16,324 16,855 21,063 +4,208 Non-Current Liabilities 14,940 14,557 15,603 +1,046 Interest-bearing Debt 20,442 20,498 21,741 +1,243 Liabilities Ratio 65.4% 65.9% 66.9% +1.0%p Equity 47,795 47,675 54,805 +7,130 Owners of the Controlling Company 44,472 44,331 50,427 +6,096 20 Summarized F/S_Consolidated Balance Sheet * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities (billion KRW)

(billion KRW) Revenue Operating Profit Net Profit 2019 2020 2021 2019 2020 2021 2019 2020 2021 Steel 49,808 43,546 63,549 2,687 1,205 8,365 586 701 6,600 Global Infra. 49,808 44,851 57,402 1,180 1,188 1,303 657 552 751 Trading 37,625 32,996 45,290 654 472 620 160 160 325 E & C 7,713 7,610 7,413 266 390 429 30 148 164 Energy 1,944 1,595 2,044 166 253 215 390 165 210 I C T 977 974 872 48 30 △20 40 13 △14 New Growth 1,513 1,614 2,089 83 54 113 85 50 112 Total 101,129 89,749 123,040 3,950 2,447 9,781 1,328 1,303 7,463 Aggregated Business Performance by Sector 21

Operating profit edged up as profit from all sectors reached record high, Debt to EBITDA improved despite slight debt increase 2017 2018 2019 2020 2021 Consolidated D/E* 2.9 2.5 3.0 3.5 1.8 OP margin (%) 2017 2018 2019 2020 2021 Consolidated 7.6 8.5 6.0 4.2 12.1 Parent 10.2 12.4 8.5 4.3 16.7 22 Earnings Trend (trillion KRW) (%) (trillion KRW) Operating Profit Financial Structure * Debt/EBITDA : Moody’s formula applied (Off-balance sheet liabilities included in debt, net finance costs included in EBITDA)